DAVID S. ROSENTHAL david.rosenthal@dechert.com +1 212 698 3616 Direct +1 212 698 0416 Fax

July 17, 2013

VIA EDGAR

Jeffrey P. Riedler

Assistant Director

Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Re:          Onconova Therapeutics, Inc. (the “Company”)

Registration Statement on Form S-1 (File No. 333-189358)

Dear Mr. Riedler:

On behalf of Onconova Therapeutics, Inc. (the “Company”), set forth below is the Company’s response to the comment letter dated July 15, 2013 provided by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company regarding the Company’s Pre-Effective Amendment No. 1 (“PEA No. 1”) to the Registration Statement on Form S-1 (File No. 333-189358) (the “Registration Statement”) and the prospectus included therein (the “Prospectus”).

We also describe below the changes that we have made in response to the Staff’s comments in Pre-Effective Amendment No. 2 (“PEA No. 2”) to the Registration Statement that the Company filed on July 17, 2013.  For your convenience, the Staff’s comments are numbered and presented in italicized text below, and each comment is followed by the Company’s proposed response.  The Company will also provide the Staff courtesy copies of PEA No. 2 as-filed and marked to reflect the changes from PEA No. 1.

Phase 1/2 Trial Results of Rigosertib IV in Patients with Myelodysplastic Syndromes , page 60

1.              We note your discussion in this section of the length of survival of the 39 patients in Phase 1, Phase 2, and Phase 1/2 studies who had previously failed treatment with hypomethylating agents. You state that 23 patients lived for at least six months, 11 patients lived for more than one year, and 3 patients lived more than two years. This suggests that 16 of the 39 patients did not survive for at least six months. Please clarify if this is the case.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 92 of PEA No. 2.

Report of Independent Registered Public Accounting Firm, pages F-2 and F-3

2.              As a reminder, please assure that your auditors (both Ernst & Young LLP and EisnerAmper LLP) remove the explanatory language referencing the reverse stock split and include a signed audit report in the amendment for which you will request effectiveness. Also please file as Exhibits updated, signed consents from these independent auditors with that amendment.

The Company respectfully acknowledges the Staff’s comment and notes that the reverse stock split of the Company’s common stock was implemented on July 17, 2012.  Consequently, the Company’s Independent Registered Public Accounting Firms have removed the explanatory language referencing the reverse stock split and included signed audit reports on pages F-2 and F-3 of PEA No. 2.  The Company further notes that updated, signed consents of the Company’s Independent Registered Public Accounting Firms have been included as Exhibits 23.1 and 23.2 to PEA No. 2.

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If you have any questions, or if you require additional information, please do not hesitate to contact me at (212) 698-3616.

Sincerely,

/s/ David S. Rosenthal
David S. Rosenthal

Cc:	Ramesh Kumar, Ph.D.
Ajay Bansal
Onconova Therapeutics, Inc.
James J. Marino, Esq.
Dechert LLP
Brent B. Siler, Esq.
Cooley LLP